Terms and Highlights Summary No. 28 (to Product Supplement No. SB-1, dated March 20, 2006, and the Prospectus dated May 28, 2003 and the Prospectus Supplement dated May 28, 2003)

Filed Pursuant to Rule 433
Registration No. 333-104577

MERITS® #28





The information in this Terms and Highlights Summary is not complete and may be changed. This Terms and Highlights Summary relates to an effective Registration Statement under the Securities Act of 1933. We may not sell the Notes until we deliver a final Pricing Supplement. This Terms and Highlights Summary is not an offer to sell these Notes and is not soliciting an offer to buy these securities in any jurisdiction where the offer would not be permitted.

Subject to completion, dated March 21, 2006

MERITS®
CIBC Medium Term Equity Related Investment Securities

$

CANADIAN IMPERIAL BANK OF COMMERCE

Principal Protected Notes due October 28, 2010
(Based on the Value of a Basket of Eight Global Energy Stocks)

Investment Highlights

- The Maturity Date of the Notes is October 28, 2010.
- The Notes are principal protected. The full principal amount of the Notes will be repaid on the Maturity Date.
- We will also pay a Basket Return Payment, which may be $0, on the Maturity Date that depends upon the performance of a Stock Basket consisting of eight global energy stocks (each a "Stock"), equally weighted.
- The Basket Return Payment will be equal to the greater of i) $0 and ii) an amount based on the return calculated from the averaged quarterly Closing Basket Values as more fully described herein.
- The Basket Return Payment, if any, and all other payments under the Note, will be paid in U.S. dollars.
- The Stock Basket provides an equity exposure to eight global energy stocks from North America, Europe, Asia and South America. The Stock issuers are among the largest such companies in the world.
- Notes issued under the Merits® program are rated Aa3 by Moody's Investor Service.
- The Notes will not be listed on any securities exchange.
- CUSIP: 13605F BE 7

The Eight Global Energy Stocks are:

1. BP p.l.c.	BP	**5.** Petro-Canada	PCA
2. Chevron Corporation	CVX	**6.** PetroChina Company Limited - ADR	PTR
3. Exxon Mobil Corporation	XOM	**7.** Royal Dutch Shell plc - B Shares	RDSb
4. Petroleo Brasileiro S.A. - ADR	PBRa	**8.** TransCanada Corporation	TRP

Your investment in the Notes involves risks. Please read "Risk Factors" beginning on page 14 of this Terms and Highlights Summary, on page PS-6 of the related Product Supplement No. SB-1 and beginning on page S-2 of the related prospectus supplement.

	Per Note	Total
Price to public	$1,000.00	
Agents' commission	(1)	
Proceeds to us	(1)	

(1) The agents will receive a commission of $30.00 per Note sold through their efforts. We may, in our discretion, offer certain agents or subagents an additional commission of up to $5.00 per Note sold through their efforts.

We will deliver the Notes in book-entry form only through The Depository Trust Company on or about April 28, 2006 against payment in immediately available funds.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Terms and Higlights Summary, the related Product Supplement No. SB-1, the prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

The Notes are our direct, unsecured and unsubordinated contractual obligations and will constitute deposit liabilities which will rank equally in right of payment with all of our deposit liabilities, except for obligations preferred by mandatory provisions of law. The Notes will not be insured under the Canada Deposit Insurance Corporation Act or by the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality.

Canadian Imperial Bank of Commerce has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement and Product Supplement No. SB-1) with the Securities and Exchange Commission, or SEC, for the offering to which this Terms and Highlights Summary No. 28 relates. Before you invest, you should read the prospectus in that registration statement, each prospectus supplement, Product Supplement No. SB-1 and any other documents relating to this offering that Canadian Imperial Bank of Commerce has filed with the SEC for more complete information about Canadian Imperial Bank of Commerce and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Canadian Imperial Bank of Commerce, any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, Product Supplement No. SB-1 and this Terms and Highlights Summary if you so request by calling toll-free (800) 693-6332 or sending an email to merits@adcord.com.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject, any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

The agents may use this Terms and Highlights Summary No. 28 and the related Product Supplement No. SB-1 and prospectus supplement in the initial sale of any Notes. In addition, CIBC World Markets Corp. or any other affiliate of ours may use this Terms and Highlights Summary No. 28 and the related Product Supplement No. SB-1 and prospectus supplement in a secondary market transaction in any Note after its initial sale. Unless CIBC World Markets Corp. informs the purchaser otherwise in the confirmation of sale, this Terms and Highlights Summary No. 28 and the related Product Supplement No. SB-1 and prospectus supplement are being used in a secondary market transaction.

The date of this Terms and Highlights Summary is April __, 2006



CIBC World Markets





MERITS® #28

$
Canadian Imperial Bank of Commerce

Principal Protected Notes due October 28, 2010
(Based on the Value of a Basket of Eight Global Energy Stocks)

Table of Contents



Summary Terms

You should read these summary terms and the other information in this Terms and Highlights Summary No. 28 together with the prospectus dated May 28, 2003, as supplemented by the prospectus supplement dated May 28, 2003 relating to our Equity Linked Notes of which the Notes are a part, and the more detailed information contained in the related Product Supplement No. SB-1. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the related Product Supplement No. SB-1, as an investment in the Notes involves risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. Unless otherwise indicated, all references to currency in this Terms and Highlights Summary No. 28 are to U.S. dollars. Stock prices are quoted in the currency or unit of the relevant exchange. Please note that references to "CIBC," "we," "our," and "us" refer only to Canadian Imperial Bank of Commerce and not to its consolidated subsidiaries.

Issuer:	Canadian Imperial Bank of Commerce
Rating:	Moody's Investors Service Aa3
Issue Size:	TBD
Maturity Date:	October 28, 2010
Principal Protection:	100% at maturity
Issue Price:	100%
Denomination/Principal Amount:	$1,000

Stock Basket:

The Stock Basket (the "Stocks"), consists of the following eight global energy stocks (each a "Stock"):

Stock	Ticker Symbol	Stock Weight	Principal Exchange	Stock	Ticker Symbol	Stock Weight	Principal Exchange
BP p.l.c.	BP	12.50%	LSE	Petro-Canada	PCA	12.50%	TSX
Chevron Corporation	CVX	12.50%	NYSE	PetroChina Company Limited-ADR	PTR	12.50%	NYSE
Exxon Mobil Corporation	XOM	12.50%	NYSE	Royal Dutch Shell plc-B Shares	RDSb	12.50%	LSE
Petroleo Brasilero S.A.-ADR	PBRa	12.50%	NYSE	TransCanada Corporation	TRP	12.50%	TSX

NYSE = New York Stock Exchange, LSE = London Stock Exchange, TSX = Toronto Stock Exchange

Initial Stock Price:	The closing price of each Stock (as determined by the calculation agent) on its principal exchange on the Pricing Date.
Payment on Maturity Date:	Principal Amount of Notes + Basket Return Payment (if any)
Basket Return Payment:	The Basket Return Payment, per $1,000 principal amount of Notes, will equal the greater of: a) $0; and b) Upside Participation Rate x $1,000 x $\left[\dfrac{\text{Average Basket Value} - \text{Initial Basket Value}}{\text{Initial Basket Value}}\right]$
Upside Participation Rate:	100%
Average Basket Value:	The arithmetic average of the Closing Basket Values (as determined by the calculation agent on each Determination Date) on the eighteen (18) Determination Dates during the term of the Notes.
Initial Basket Value:	100
Closing Basket Value:	For each Determination Date, the sum of the Closing Stock Ratios for each of the eight Stocks (as calculated by the calculation agent) on such Determination Date.
Closing Stock Ratio:	The Closing Stock Ratio for each of the eight Stocks for each Determination Date is determined by the calculation agent by the following formula: $\dfrac{100 \times \underline{\text{Valuation Stock Price}} \times \text{Stock Weight}}{\text{Initial Stock Price}}$
Valuation Stock Price:	For each Determination Date, the closing price of each Stock (as determined by the calculation agent) on its principal exchange on such Determination Date.
Stock Weight:	The Stock Weight for each of the eight Stocks is 12.50%.
Listing:	The Notes will not be listed on any securities exchange.
CUSIP No.:	13605F BE 7
Trustee & Paying Agent:	Wilmington Trust Company
Settlement:	DTC, Book-entry only, Transferable

Key Dates

Pricing Date:	Tuesday, April 25, 2006
Issue & Settlement:	Friday, April 28, 2006
Determination Dates:	The 25th calendar day of each January, April, July, and October over the term of the Notes or, if such day is not a business day, then on the next succeeding business day; in each case subject to adjustment for non-Trading Days or market disruption events as further described in Product Supplement No. SB-1. The first Determination Date is July 25, 2006 and the last Determination Date is October 25, 2010.

How It Works

Payments on the Maturity Date

On the Maturity Date, we will pay the full principal amount of the Notes and a Basket Return Payment, which may be $0, that depends upon the performance of the Stock Basket.

The Stock Basket consists of eight global energy Stocks, equally weighted.

The Stocks

Stock	Ticker Symbol	Principal Exchange	Stock	Ticker Symbol	Principal Exchange
1. BP p.l.c.	BP	LSE	5. Petro-Canada	PCA	TSX
2. Chevron Corporation	CVX	NYSE	6. PetroChina Company Limited-ADR	PTR	NYSE
3. Exxon Mobil Corporation	XOM	NYSE	7. Royal Dutch Shell plc-B Shares	RDSb	LSE
4. Petroleo Brasileiro S.A.-ADR	PBRa	NYSE	8. TransCanada Corporation	TRP	TSX

NYSE = New York Stock Exchange, LSE = London Stock Exchange, TSX = Toronto Stock Exchange

Potential Basket Return Payment on the Maturity Date

The Basket Return Payment, if any, to be paid on the Notes on the Maturity Date is equal to the greater of i) $0 and ii) an amount based on the return calculated from the averaged quarterly Closing Basket Values. If the return calculated from the averaged quarterly Closing Basket Values is less than 0.00%, then there will be no Basket Return Payment on the Maturity Date.

The **Basket Return Payment** on the Maturity Date, per $1,000 principal amount of Notes, is equal to the greater of:

i.) $0; and

ii.) $$\text{Upside Participation Rate} \times \$1{,}000 \times \left[\frac{\text{Average Basket Value} - \text{Initial Basket Value}}{\text{Initial Basket Value}}\right]$$

The Initial Basket Value is 100.

The Upside Participation Rate is 100%.

Calculating the Average Basket Value

The Average Basket Value is the arithmetic average of the Closing Basket Values on the eighteen (18) quarterly Determination Dates during the term of the Notes. The Determination Dates are on the twenty-fifth calendar day of each January, April, July, and October over the term of the Notes, or if such day is not a business day, the next succeeding business day. The first Determination Date on which the Closing Basket Value will be determined is July 25, 2006, and the last Determination Date on which the Closing Basket Value will be determined is October 25, 2010.

The **Average Basket Value** is equal to:

$$\frac{\left[\begin{array}{c}\text{Closing}\\ \text{Basket Value}\\ \text{on 7/25/06}\end{array}\right] + \left[\begin{array}{c}\text{Closing}\\ \text{Basket Value}\\ \text{on 10/25/06}\end{array}\right] + \dots + \left[\begin{array}{c}\text{Closing}\\ \text{Basket Value}\\ \text{on 10/25/10}\end{array}\right]}{18}$$

Calculating Each Quarterly Closing Basket Value

The Closing Basket Value on each of the eighteen quarterly Determination Dates is the sum of the Closing Stock Ratios for each of the eight Stocks on each such Determination Date. The Closing Stock Ratio for each of the eight Stocks on each such Determination Date is the product of i) 100, ii) the ratio of a) the Valuation Stock Price on such Determination Date to b) the Initial Stock Price on April 25, 2006 for such Stock and iii) the Stock Weight for such Stock. A simplified expression for the Closing Basket Value, recognizing that the Stock Weight is the same 12.50% for each Stock (or equivalently 1/8), is shown below.

The **Closing Basket Value** on each of the eighteen quarterly Determination Dates is:

$$100 \times \frac{1}{8} \times \left[\left\{\frac{\text{Valuation Stock Price of BP}}{\text{Initial Stock Price of BP}}\right\} + \left\{\frac{\text{Valuation Stock Price of CVX}}{\text{Initial Stock Price of CVX}}\right\} + \left\{\frac{\text{Valuation Stock Price of XOM}}{\text{Initial Stock Price of XOM}}\right\} + \left\{\frac{\text{Valuation Stock Price of PBRa}}{\text{Initial Stock Price of PBRa}}\right\} + \left\{\frac{\text{Valuation Stock Price of PCA}}{\text{Initial Stock Price of PCA}}\right\} + \left\{\frac{\text{Valuation Stock Price of PTR}}{\text{Initial Stock Price of PTR}}\right\} + \left\{\frac{\text{Valuation Stock Price of RDSb}}{\text{Initial Stock Price of RDSb}}\right\} + \left\{\frac{\text{Valuation Stock Price of TRP}}{\text{Initial Stock Price of TRP}}\right\}\right]$$

Hypothetical Example 1

Quarterly Determination Dates	Stock 1	Stock 2	Stock 3	Stock 4	Stock 5	Stock 6	Stock 7	Stock 8
Hypothetical Initial Stock Prices								
4/25/06	£ 6.30	$ 56.50	$ 59.35	C$ 52.06	£17.95	C$ 34.99	$ 79.97	$ 97.23
Hypothetical Valuation Stock Prices								
7/25/06	£ 6.51	$ 57.07	$ 57.11	C$ 52.11	£18.67	C$ 38.84	$ 76.77	$ 97.23
10/25/06	£ 6.87	$ 61.63	$ 63.15	C$ 53.55	£19.79	C$ 42.72	$ 77.54	$ 105.01
1/25/07	£ 7.49	$ 57.93	$ 68.01	C$ 53.34	£20.38	C$ 41.87	$ 86.07	$ 112.36
4/25/07	£ 10.13	$ 62.57	$ 73.45	C$ 52.81	£26.14	C$ 42.29	$ 90.37	$ 130.74
7/25/07	£ 10.45	$ 67.67	$ 77.86	C$ 55.98	£28.65	C$ 48.65	$ 96.70	$ 137.27
10/25/07	£ 8.88	$ 73.08	$ 81.75	C$ 61.57	£27.31	C$ 47.95	$ 92.83	$ 141.39
1/25/08	£ 12.11	$ 77.55	$ 82.57	C$ 63.42	£29.99	C$ 45.99	$ 95.36	$ 122.06
4/25/08	£ 9.99	$ 68.52	$ 85.05	C$ 65.18	£28.85	C$ 48.45	$ 91.54	$ 136.15
7/25/08	£ 11.88	$ 71.66	$ 85.90	C$ 70.11	£25.61	C$ 43.55	$ 90.63	$ 155.41
10/27/08	£ 11.12	$ 74.24	$ 89.34	C$ 68.17	£28.65	C$ 47.00	$ 95.36	$ 140.56
1/26/09	£ 13.66	$ 76.56	$ 93.44	C$ 75.92	£25.33	C$ 49.41	$ 91.54	$ 143.65
4/27/09	£ 15.11	$ 74.56	$ 92.37	C$ 82.00	£27.15	C$ 46.85	$ 90.63	$ 137.55
7/27/09	£ 13.65	$ 80.11	$ 102.53	C$ 83.37	£25.65	C$ 48.52	$ 86.41	$ 145.95
10/26/09	£ 14.11	$ 76.55	$ 108.69	C$ 92.54	£24.44	C$ 47.44	$ 81.14	$ 163.11
1/25/10	£ 19.11	$ 78.11	$ 103.25	C$ 96.24	£21.11	C$ 46.32	$ 83.56	$ 155.13
4/26/10	£ 16.55	$ 70.89	$ 98.09	C$ 102.98	£18.56	C$ 43.11	$ 85.47	$ 156.13
7/26/10	£ 18.44	$ 73.44	$ 100.05	C$ 105.04	£17.45	C$ 37.75	$ 88.56	$ 149.11
10/25/10	£ 17.68	$ 75.31	$ 104.05	C$ 111.56	£16.11	C$ 34.15	$ 91.52	$ 149.63

The Ratio of 6.87 to 6.30 is 1.0905   The Ratio of 70.11 to 52.06 is 1.3467   The Ratio of 85.47 to 79.97 is 1.0688

Calculating the Closing Basket Value

Quarterly Determination Dates	Ratio of Valuation Stock Price to Initial Stock Price								Sum of the Ratios	Closing Basket Values
	Stock 1	Stock 2	Stock 3	Stock 4	Stock 5	Stock 6	Stock 7	Stock 8		
7/25/06	1.0333	1.0101	0.9623	1.0010	1.0401	1.1100	0.9600	1.0000	8.1168	101.4596
10/25/06	1.0905	1.0908	1.0640	1.0286	1.1025	1.2209	0.9696	1.0800	8.6470	108.0872
1/25/07	1.1889	1.0253	1.1459	1.0246	1.1354	1.1966	1.0763	1.1556	8.9486	111.8574
4/25/07	1.6079	1.1074	1.2376	1.0144	1.4563	1.2086	1.1300	1.3446	10.1069	126.3368
7/25/07	1.6587	1.1977	1.3119	1.0753	1.5961	1.3904	1.2092	1.4118	10.8511	135.6389
10/25/07	1.4095	1.2935	1.3774	1.1827	1.5214	1.3704	1.1608	1.4542	10.7699	134.6238
1/25/08	1.9222	1.3726	1.3912	1.2182	1.6708	1.3144	1.1924	1.2554	11.3372	141.7148
4/25/08	1.5857	1.2127	1.4330	1.2520	1.6072	1.3847	1.1447	1.4003	11.0204	137.7549
7/25/08	1.8857	1.2683	1.4473	1.3467	1.4267	1.2446	1.1333	1.5984	11.3512	141.8894
10/27/08	1.7651	1.3140	1.5053	1.3095	1.5961	1.3432	1.1924	1.4456	11.4713	143.3907
1/26/09	2.1683	1.3550	1.5744	1.4583	1.4111	1.4121	1.1447	1.4774	12.0014	150.0171
4/27/09	2.3984	1.3196	1.5564	1.5751	1.5125	1.3390	1.1333	1.4147	12.2490	153.1125
7/27/09	2.1667	1.4179	1.7275	1.6014	1.4290	1.3867	1.0805	1.5011	12.3108	153.8847
10/26/09	2.2397	1.3549	1.8313	1.7776	1.3616	1.3558	1.0146	1.6776	12.6130	157.6629
1/25/10	3.0333	1.3825	1.7397	1.8486	1.1760	1.3238	1.0449	1.5955	13.1444	164.3046
4/26/10	2.6270	1.2547	1.6527	1.9781	1.0340	1.2321	1.0688	1.6058	12.4531	155.6640
7/26/10	2.9270	1.2998	1.6858	2.0177	0.9721	1.0789	1.1074	1.5336	12.6223	157.7783
10/25/10	2.8063	1.3329	1.7532	2.1429	0.8975	0.9760	1.1444	1.5389	12.5922	157.4023

The Sum of the Ratios on each Determination Date is Multiplied by 100, then Divided by 8

Sum of the Eighteen Closing Basket Values
2,532.5798

Calculating the Average Basket Value

Sum of the Eighteen Closing Basket Values
2,532.5798

Divided by 18

Average Basket Value
140.698876

Calculating the Basket Return Payment

[Average Basket Value - Initial Basket Value]
Initial Basket Value

[140.69888 - 100]
100

0.406989

Multiplied by $1,000

$406.99

Since This Number Is Greater Than $0

Basket Return Payment	**Return of Principal**
$406.99	$1,000.00

Total Payment on the Maturity Date
$1,406.99



Hypothetical Closing Basket Values

- Initial Basket Value
- Hypothetical Quarterly Closing Basket Values
- Hypothetical Average Basket Value

The Stock Basket would have provided an annual price return of 10.61% compounded annually based on the hypothetical final Closing Basket Value of 157.4023 on October 25, 2010 used in this hypothetical example. The Notes would have provided an annual 7.88% rate of return based on the hypothetical Average Basket Value of 140.6989 calculated using the eighteen hypothetical Closing Basket Values over the four and one-half year term of the Notes. The Notes will generally, although not always, underperform the price return of the Stock Basket in a rising market environment, such as in this hypothetical example. This underperformance in a rising market can be thought of as the trade-off associated with the principal protection feature of the Notes (i.e. investors in the Notes should expect to participate less in the Stock Basket's upside price return in a generally rising market, although this is not always the case, in return for 100% principal protection in the event that the Stock Basket experiences negative price returns in a generally declining market).

Hypothetical Example 2

Quarterly Determination Dates	Stock 1	Stock 2	Stock 3	Stock 4	Stock 5	Stock 6	Stock 7	Stock 8
Hypothetical Initial Stock Prices								
4/25/06	£ 6.30	$ 56.50	$ 59.35	C$ 52.06	£17.95	C$ 34.99	$ 79.97	$ 97.23
Hypothetical Valuation Stock Prices								
7/25/06	£ 6.43	$ 56.50	$ 55.79	C$ 47.37	£17.77	C$ 33.94	$ 78.37	$ 93.34
10/25/06	£ 6.30	$ 59.89	$ 54.12	C$ 49.27	£19.19	C$ 36.99	$ 71.32	$ 97.07
1/25/07	£ 6.36	$ 58.69	$ 56.82	C$ 52.23	£19.96	C$ 39.95	$ 77.74	$ 92.22
4/25/07	£ 6.23	$ 61.04	$ 53.41	C$ 49.09	£18.96	C$ 37.16	$ 84.73	$ 83.92
7/25/07	£ 6.79	$ 59.21	$ 53.41	C$ 46.64	£18.20	C$ 39.02	$ 82.19	$ 89.80
10/25/07	£ 6.39	$ 60.39	$ 49.67	C$ 46.64	£19.48	C$ 42.53	$ 83.01	$ 83.51
1/25/08	£ 6.39	$ 54.96	$ 46.20	C$ 49.44	£15.45	C$ 45.93	$ 88.82	$ 90.19
4/25/08	£ 6.26	$ 56.61	$ 50.35	C$ 47.95	£9.15	C$ 42.71	$ 86.16	$ 98.31
7/25/08	£ 6.20	$ 59.44	$ 47.84	C$ 46.03	£11.45	C$ 42.71	$ 79.27	$ 102.24
10/27/08	£ 6.57	$ 56.46	$ 44.49	C$ 49.26	£13.14	C$ 39.72	$ 73.72	$ 106.33
1/26/09	£ 7.03	$ 59.85	$ 44.93	C$ 53.20	£10.45	C$ 41.71	$ 78.14	$ 103.14
4/27/09	£ 6.96	$ 58.66	$ 45.83	C$ 51.07	£8.65	C$ 37.96	$ 84.39	$ 95.92
7/27/09	£ 6.33	$ 56.90	$ 45.83	C$ 48.52	£7.11	C$ 40.61	$ 84.32	$ 90.16
10/26/09	£ 6.15	$ 58.60	$ 43.54	C$ 47.55	£7.75	C$ 38.65	$ 85.65	$ 89.55
1/25/10	£ 5.55	$ 60.36	$ 41.36	C$ 47.07	£6.69	C$ 34.44	$ 87.77	$ 84.66
4/26/10	£ 5.35	$ 65.19	$ 38.05	C$ 45.66	£4.44	C$ 29.55	$ 84.44	$ 77.65
7/26/10	£ 4.94	$ 63.55	$ 39.19	C$ 47.94	£5.55	C$ 27.55	$ 78.56	$ 69.15
10/25/10	£ 3.33	$ 61.55	$ 35.55	C$ 44.59	£5.15	C$ 22.33	$ 71.44	$ 65.44

The Ratio of 6.30 to 6.30 is 1.0000

The Ratio of 46.03 to 52.06 is 0.8842

The Ratio of 84.44 to 79.97 is 1.0559

Calculating the Closing Basket Value

Quarterly Determination Dates	Ratio of Valuation Stock Price to Initial Stock Price								Sum of the Ratios	Closing Basket Values
	Stock 1	Stock 2	Stock 3	Stock 4	Stock 5	Stock 6	Stock 7	Stock 8		
7/25/06	1.0206	1.0000	0.9400	0.9099	0.9900	0.9700	0.9800	0.9600	7.7705	97.1314
10/25/06	1.0000	1.0600	0.9119	0.9464	1.0691	1.0572	0.8918	0.9984	7.9347	99.1839
1/25/07	1.0095	1.0388	0.9574	1.0033	1.1120	1.1418	0.9721	0.9485	8.1832	102.2905
4/25/07	0.9889	1.0804	0.8999	0.9430	1.0563	1.0620	1.0595	0.8631	7.9530	99.4128
7/25/07	1.0778	1.0480	0.8999	0.8959	1.0139	1.1152	1.0278	0.9236	8.0020	100.0249
10/25/07	1.0143	1.0688	0.8369	0.8959	1.0852	1.2155	1.0380	0.8589	8.0136	100.1695
1/25/08	1.0143	0.9727	0.7784	0.9497	0.8607	1.3127	1.1107	0.9276	7.9268	99.0848
4/25/08	0.9937	1.0019	0.8484	0.9211	0.5097	1.2206	1.0774	1.0111	7.5839	94.7988
7/25/08	0.9841	1.0520	0.8061	0.8842	0.6379	1.2206	0.9912	1.0515	7.6277	95.3461
10/27/08	1.0429	0.9993	0.7496	0.9462	0.7320	1.1352	0.9218	1.0936	7.6206	95.2580
1/26/09	1.1159	1.0593	0.7570	1.0219	0.5822	1.1921	0.9771	1.0608	7.7662	97.0778
4/27/09	1.1048	1.0382	0.7722	0.9810	0.4819	1.0849	1.0553	0.9865	7.5047	93.8093
7/27/09	1.0048	1.0071	0.7722	0.9320	0.3961	1.1606	1.0544	0.9273	7.2544	90.6805
10/26/09	0.9762	1.0372	0.7336	0.9134	0.4318	1.1046	1.0710	0.9210	7.1887	89.8592
1/25/10	0.8810	1.0683	0.6969	0.9041	0.3727	0.9843	1.0975	0.8707	6.8755	85.9443
4/26/10	0.8492	1.1538	0.6411	0.8771	0.2474	0.8445	1.0559	0.7986	6.4676	80.8448
7/26/10	0.7841	1.1248	0.6603	0.9209	0.3092	0.7874	0.9824	0.7112	6.2802	78.5027
10/25/10	0.5286	1.0894	0.5990	0.8565	0.2869	0.6382	0.8933	0.6730	5.5649	69.5615

The Sum of the Ratios on each Determination Date is Multiplied by 100, then Divided by 8

Sum of the Eighteen Closing Basket Values
1,668.9809

Calculating the Average Basket Value

Sum of the Eighteen Closing Basket Values
1,668.9809

Divided by 18

Average Basket Value
92.721163

Calculating the Basket Return Payment

[Average Basket Value - Initial Basket Value]
Initial Basket Value

[92.72116 - 100]
100

-0.072788

Multiplied by $1,000

($72.79)

Since This Number Is Less Than $0

Basket Return Payment
$0.00

Return of Principal
$1,000.00

Total Payment on the Maturity Date
$1,000.00



Hypothetical Closing Basket Values

— Initial Basket Value
— Hypothetical Quarterly Closing Basket Values
— Hypothetical Average Basket Value

The Stock Basket would have experienced an annual price decline of (7.75%) compounded annually based on the hypothetical final Closing Basket Value of 69.5615 on October 25, 2010 used in this hypothetical example. The Notes would have provided a 0.00% rate of return, returning 100% of principal at maturity, based on the hypothetical Average Basket Value of 92.7212 calculated using the eighteen hypothetical Closing Basket Values over the four and one-half year term of the Notes. The Notes will outperfrom the price return of the Stock Basket in a declining market environment such as in this hypothetical example. This outperformance in a declining market is the value of the principal protection feature of the Notes.

Cash Flow Diagram

The payment on the Notes on the Maturity Date is shown schematically below. At issuance, the $1,000 purchase price of the Note represents the cost of a four and one-half year zero-coupon bond together with an imbedded equity option on the price performance of the Stock Basket. At maturity, 100% of the principal amount of the Notes will be returned to investors reflecting the maturity value of the zero-coupon bond. The equity option makes a Basket Return Payment at maturity equal to the greater of i) $0 and ii) an amount based on the return calculated from the averaged quarterly Closing Basket Values. There will be no Basket Return Payment on the Maturity Date if the return that is calculated from the averaged quarterly Closing Basket Values is less than 0.00%. In that case, the only payment on the Maturity Date will be the full return of the principal amount of the Notes.


Hypothetical Quarterly Closing Basket Values
Maturity
Average Basket Value
Basket Return Payment
Not Less Than $0
Initial Basket Value
Equity Option
$1,000 Purchase Price At Issuance
Four and One-Half Year Zero Coupon Bond
Basket Return Payment
The Notes contain an imbedded Equity Option that on the Maturity Date pays the greater of i) $0 and ii) an amount based on the return calculated from the averaged quarterly Closing Basket Values.
100% Principal Protection
The Notes repay 100% of their $1,000 principal amount on the Maturity Date.
Repayment of $1,000 Principal
$1,000
At Issue
Year 1
Year 2
Year 3
Year 4
Year 4.5

Currency Considerations

A direct investment in any of the foreign Stocks comprising the Stock Basket would normally be exposed to changes in the exchange rates between the U.S. dollar and the relevant foreign currency. Generally, the return in U.S. dollar terms earned by U.S. investors on foreign stocks is helped by decreases in the value of the U.S. dollar relative to the foreign currency. Likewise, the return in U.S. dollar terms would be negatively impacted by increases in the U.S. dollar relative to the foreign currency.

The Basket Return Payment on the Notes is not adjusted for changes in the exchange rate between the U.S. dollar and any foreign currency. The Basket Return Payment will reflect the closing prices of each Stock on its principal exchange on each quarterly Determination Date (the Valuation Stock Price) through the calculation of the Closing Basket Value on each Determination Date and, if the resulting Average Basket Value is greater than the Initial Basket Value, will be paid to investors in U.S. dollars.

Please see the discussion of currency risk in the "Risk Factors" section in this Terms and Highlights Summary No. 28 and in the related Product Supplement No. SB-1.

Sensitivity Analysis

The chart below shows hypothetical Basket Return Payments, hypothetical total payments due on the Maturity Date and hypothetical annual returns on the Notes for various hypothetical Average Basket Values. Regardless of the actual Average Basket Value, investors will receive at least the $1,000 principal amount of the Notes on the Maturity Date.

Hypothetical Average Basket Value	Hypothetical Basket Return Payment on the Maturity Date	Return of Principal on the Maturity Date	Hypothetical Total Payment on the Maturity Date	Annualized Return (Annually Compounded)
200	$1,000	$1,000	$2,000	16.65%
190	$900	$1,000	$1,900	15.33%
180	$800	$1,000	$1,800	13.95%
170	$700	$1,000	$1,700	12.52%
160	$600	$1,000	$1,600	11.01%
150	$500	$1,000	$1,500	9.43%
140	$400	$1,000	$1,400	7.76%
130	$300	$1,000	$1,300	6.00%
120	$200	$1,000	$1,200	4.13%
110	$100	$1,000	$1,100	2.14%
100	$0	$1,000	$1,000	0.00%
90	$0	$1,000	$1,000	0.00%
80	$0	$1,000	$1,000	0.00%
70	$0	$1,000	$1,000	0.00%
60	$0	$1,000	$1,000	0.00%
50	$0	$1,000	$1,000	0.00%

U.S. Federal Income Tax Considerations

The initial issue price of the Notes will be $1,000. We have determined that the comparable yield for the Notes is 5.20%, compounded semi-annually, with a projected payment at maturity of $1,256.23. Based on the comparable yield, if you are an initial holder that holds a Note to maturity and you pay your taxes on a calendar year basis, you would generally have to include as interest income the amounts shown in the chart below each year (subject to adjustment as described in the discussion under "Supplemental U.S. Federal Income Tax Consequences" in the related Product Supplement No. SB-1):

2006	2007	2008	2009	2010
$34.74	$53.81	$56.60	$59.55	$51.54

However, in 2010, the amount of ordinary income on which you would be required to pay taxes as a result of owning each Note may be greater or less than $51.54, depending on the payment at maturity that you actually receive. Also, if the payment at maturity were less than $1,256.23, you would have a net ordinary loss in 2010 with respect to the Note.

Notice Pursuant to I.R.S. Circular 230. This discussion is not intended or written by CIBC or by its counsel to be used, and cannot be used, by any person for the purpose of avoiding tax penalties that may be imposed under U.S. tax laws. This discussion is provided to support the promotion and marketing of the Notes by CIBC. Each taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax advisor concerning the potential tax consequences of an investment in Notes.

Additional Considerations

Averaged Returns vs. Point To Point Returns

The Basket Return Payment, if any, to be paid by the Notes on the Maturity Date, is based on the return calculated from the averaged quarterly Closing Basket Values. The "averaging" method for calculating returns differs from the standard method for calculating returns with which investors may be more familiar. The standard method considers just the initial starting value and the final value of the stock basket being measured. Since just the starting and ending points are utilized, returns calculated using the standard method are described as "point to point" returns. The averaging method also considers the value of the stock basket at periodic points in time between the initial value and the final value (quarterly in the case of the Notes).

The Notes pay 100% of the greater of i) $0 and ii) an amount based on the return calculated from the averaged quarterly Closing Basket Values. This 100% is called the Upside Participation Rate of the Notes. The upside participation rate is usually greater for principal-protected notes utilizing an averaged return calculation than for similar principal-protected notes utilizing a point-to-point method because averaged returns will typically, although not always, be lower than point to point returns in generally rising markets. Investors in notes utilizing averaged return calculations are generally, but not always, compensated with higher upside participation rates relative to similar notes utilizing point to point return calculations. For example, proprietary models used by CIBC suggest that the upside participation rate for a hypothetical principal-protected note similar to the Notes but utilizing a point-to-point return calculation instead of an averaging calculation would be approximately 55% under current market conditions (versus 100% for the Notes).

The physical interpretation of a point to point return is akin to that of buy and hold investing (ignoring dividends or other distributions). An investor purchases an investment at its prevailing price or value at a starting point in time and holds that investment over some relevant holding period. The investor sells the investment at the end of the holding period at its prevailing price or value at that time. The investor's return is the difference between the purchase price or initial value of the investment and the sale price or final value of the investment.

The physical interpretation of an averaged return is akin to that of an investment that is partially liquidated at periodic points in time over some relevant holding period at prevailing prices or values at each of those periodic points during the holding period. The investor's overall return depends equally upon the sale price or value of the investment at each periodic point during the holding period. The hypothetical proceeds from each of the periodic partial liquidations are paid to the investor at the end of the holding period (the time value of the hypothetical proceeds from the periodic liquidations that are held to the end of the holding period are implicitly factored into the pricing of the Notes).



Point to Point Return - Physical Interpretation

Sell
Quarterly Closing Basket Values
Point
To
Point
Return
Buy
Initial Basket Value

Averaged Return - Physical Interpretation

Quarterly Closing Basket Values
Sell
Average Basket Value
Averaged
Return
Buy
Initial Basket Value

Comparison of Averaged Returns vs. Point To Point Returns

The two return calculation methods are compared over a range of hypothetical market scenarios in the chart below. Hypothetical cumulative and annualized returns are calculated for each of two similar principal-protected notes under each hypothetical market scenario. The first note is identical to the Notes in that it utilizes a quarterly averaging return calculation with a 100% upside participation rate. The second note is similar to the Notes in all respects except that it utilizes a point to point return calculation with a 55% upside participation rate.

Comparison of Averaged Returns vs. Point To Point Returns (cont'd)

The hypothetical market scenarios are simplistic and not intended to be necessarily realistic. They do, however, effectively illustrate several important facts regarding the relative performances of similar "averaging" and "point to point" alternatives in varying markets.

1. Averaged returns will be lower than point to point returns in generally rising markets, such as in Scenario 1. However, because of the "averaging" note's higher upside participation rate, the "averaging" note and the "point to point" note perform similarly in generally rising or generally declining market scenarios, such as in Scenario 1 and Scenario 2.

2. The "averaging" note performs better than the "point to point" note when the market declines significantly in the quarters near maturity, such as in Scenario 3 and Scenario 5.

3. The "point to point" note performs better than the "averaging" note when the market rallies significantly near maturity, such as in Scenario 4 and Scenario 6.

Hypothetical Market Scenarios		MERITS #28 Four and One-Half Year Principal Protected Note (Based on the Value of a Basket of Eight Global Energy Stocks) Annual Averaging - 100% Upside Participation			Hypothetical Issue Four and One-Half Year Principal Protected Note (Based on the Value of a Basket of Eight Global Energy Stocks) Point to Point - 55% Upside Participation		
		Hypothetical Note Payment at Maturity	Hypothetical Cumulative Return	Hypothetical Annualized Return	Hypothetical Note Payment at Maturity	Hypothetical Cumulative Return	Hypothetical Annualized Return
 Stock Basket Doubles Uniformly Over 4.5 Years	Scenario 1	$1,527.78	52.78%	9.88%	$1,550.00	55.00%	10.23%
 Stock Basket Loses 50% of Its Value Over 4.5 Years	Scenario 2	$1,000.00	0.00%	0.00%	$1,000.00	0.00%	0.00%
 Stock Basket Doubles Over 9 Quarters, then Loses 50% of Its Value Over the Last 9 Quarters	Scenario 3	$1,500.00	50.00%	9.43%	$1,000.00	0.00%	0.00%
 Stock Basket Loses 25% of Its Value Over 9 Quarters, then Doubles Over the Last 9 Quarters	Scenario 4	$1,013.89	1.39%	0.31%	$1,275.00	27.50%	5.55%
 Stock Basket Doubles Over 9 Quarters, Remains Flat for 2 Quarters, then Loses 25% of Its Value Over the Last 7 Quarters	Scenario 5	$1,511.11	51.11%	9.61%	$1,000.00	0.00%	0.00%
 Stock Basket Loses 50% of Its Value Over 9 Quarters, Remains Flat for 2 Quarters, then Triples Over the Last 7 Quarters	Scenario 6	$1,000.00	0.00%	0.00%	$1,275.00	27.50%	5.55%

Averaging Notes as a Diversification Tool

The results over the hypothetical market scenarios show that the "averaging" note and "point to point" note react differently to significant market declines or rallies near maturity. This is most readily observed by comparing the results of Scenario 3 and Scenario 5 with the results from Scenario 4 and Scenario 6. The "averaging" note and the "point to point" note, if used together, would compliment each other and provide an element of "return" diversification to an investor.

Hypothetical cumulative and annualized returns are calculated for a hypothetical position consisting of a $1,000 investment comprised of equal amounts of both the "averaging" note and the "point to point" note and displayed in the middle section of the chart below. The diversification impact is apparent by comparing the results of this hypothetical position with the results of either the "averaging" note or the "point to point" note individually over Scenario 3, Scenario 4, Scenario 5 and Scenario 6.

A second hypothetical position consisting of a $1,000 investment comprised of equal amounts of the "averaging" note and the actual underlying stock basket is shown in the right-most section of the chart. The impact of dividends on the underlying stocks is ignored. Again, the diversification impact is apparent by comparing the results of this hypothetical position to an outright position in the stock basket (shown in the left most section of the chart).

	Hypothetical Position 100% The Stock Basket (Ignoring Dividends)			Hypothetical Position 50% "Averaging" Note 50% "Point to Point" Note			Hypothetical Position 50% "Averaging" Note 50% the Stock Basket (Ignoring Dividends)		
	Hypothetical Basket Value at Maturity	Hypothetical Cumulative Return	Hypothetical Annualized Return	Hypothetical Position Value at Maturity	Hypothetical Cumulative Return	Hypothetical Annualized Return	Hypothetical Position Value at Maturity	Hypothetical Cumulative Return	Hypothetical Annualized Return
Scenario 1	$2,000.00	100.00%	16.65%	$1,538.89	53.89%	10.05%	$1,763.89	76.39%	13.44%
Scenario 2	$500.00	-50.00%	-14.28%	$1,000.00	0.00%	0.00%	$750.00	-25.00%	-6.19%
Scenario 3	$1,000.00	0.00%	0.00%	$1,250.00	25.00%	5.08%	$1,250.00	25.00%	5.08%
Scenario 4	$1,500.00	50.00%	9.43%	$1,144.44	14.44%	3.04%	$1,256.94	25.69%	5.21%
Scenario 5	$800.00	-20.00%	-4.84%	$1,255.56	25.56%	5.19%	$1,155.56	15.56%	3.27%
Scenario 6	$1,500.00	50.00%	9.43%	$1,137.50	13.75%	2.90%	$1,250.00	25.00%	5.08%



Historical Trading Price Information and Information About the Stock Issuers

The stock issuers are not involved in the offering of Notes and have no obligations with respect to the Notes, including any obligation to take our or your interests into consideration for any reason. The historical trading price information set forth herein was obtained from Bloomberg Financial Markets L.P., without independent verification, and the information about the stock issuers set forth herein was obtained from publicly available documents.



BP p.l.c.

BP p.l.c. ("BP") is an oil and petrochemicals company. BP explores for and produces oil and natural gas, refines, markets, and supplies petroleum products, generates solar energy, and manufactures and markets chemicals. BP's chemicals include terephthalic acid, acetic acid, acrylonitrile, ethylene and polyethylene. BP's common stock is traded on the London Stock Exchange under the symbol "BP." Information filed by BP with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-06262.



Chevron Corporation

Chevron Corporation ("CVX") is an integrated energy company with operations in countries located around the world. CVX produces and transports crude oil and natural gas. CVX also refines, markets, and distributes fuels and other energy products. CVX's common stock is traded on the New York Stock Exchange under the symbol "CVX." Information filed by CVX with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-00368.



Exxon Mobil Corporation

Exxon Mobil Corporation ("XOM") operates petroleum and petrochemicals businesses on a worldwide basis. XOM's operations include exploration and production of oil and gas, electric power generation, and coal and minerals operations. XOM also manufactures and markets fuels, lubricants, and chemicals. XOM's common stock is traded on the New York Stock Exchange under the symbol "XOM." Information filed by XOM with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-02256.



Petroleo Brasileiro S.A. - ADR

Petroleo Brasileiro S.A. - Petrobras ("PBRa") explores for and produces oil and natural gas. PBRa refines, markets, and supplies oil products. PBRa operates oil tankers, distribution pipelines, marine, river and lake terminals, thermal power plants, fertilizer plants, and petrochemical units. PBRa operates in South America and elsewhere around the world. PBRa's ADRs are traded on the New York Stock Exchange under the symbol "PBRa." Information filed by PBRa with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-15106.



Petro-Canada

Petro-Canada ("PCA") is a Canadian oil and gas and petroleum company. PCA explores for, develops, produces, and markets crude oil, natural gas, and natural gas liquids. PCA also refines, distributes, and markets petroleum products and related goods and services. PCA's common stock is traded on the Toronto Stock Exchange under the symbol "PCA." Information filed by PCA with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-13922.



PetroChina Company Limited - ADR

PetroChina Company Limited ("PTR") explores, develops, and produces crude oil and natural gas. PTR also refines, transports, and distributes crude oil and petroleum products, produces and sells chemicals, and transmits, markets and sells natural gas. PTR's ADRs are traded on the New York Stock Exchange under the symbol "PTR" (they began trading on the NYSE on April 6, 2000). Information filed by PTR with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-15006.

Historical Trading Price Information and Information About the Stock Issuers (cont'd)



Royal Dutch Shell plc-B Shares



TransCanada Corporation

Royal Dutch Shell plc ("RDSb"), through subsidiaries, explores for, produces, and refines petroleum. RDSb produces fuels, chemicals, and lubricants. RDSb owns and operates gasoline filling stations worldwide. RDSb's common stock (B Shares) is traded on the London Stock Exchange under the symbol "RDSb." Information filed by RDSb with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-32575.

TransCanada Corporation ("TRP") is the parent company of TransCanada PipeLines Limited. TRP is focused on natural gas transmission and power services. TRP's network of pipeline transports the majority of Western Canada's natural gas production to markets in Canada and the United States. TRP also has interests in power plants in Canada and the United States. TRP's common stock is traded on the Toronto Stock Exchange under the symbol "TRP." Information filed by TRP with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-31690.



The Stock Basket

The historical daily Closing Basket Values of the Stock Basket is shown from January 1, 2000 through February 28, 2006. The Closing Basket Value on January 1, 2000 is 100 and each Stock, with the exception of PTR, has a one-seventh weight in the Stock Basket on that date. PTR joins the Stock Basket on April 6, 2000, its initial trading date on the NYSE. Each Stock has a one-eighth weight in the Stock Basket beginning on April 6, 2000 and thereafter. We obtained the various Closing Basket Values and other information above from Bloomberg Financial Markets L.P., and accordingly, make no representation or warranty as to the accuracy or completeness of any such information. The historical Closing Basket Values of the Stock Basket should not be taken as an indication of future performance. We cannot give you assurance that the future Closing Basket Values of the Stock Basket will result in the return of more than the principal amount of your initial investment.

Additional Documents Specific to the Notes

You should read this Terms and Highlights Summary together with the prospectus dated May 28, 2003, as supplemented by the prospectus supplement dated May 28, 2003 relating to our Equity Linked Notes of which the Notes are a part, and the more detailed information contained in the related Product Supplement No. SB-1. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the related Product Supplement No. SB-1, as an investment in the Notes involves risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may view these documents by visiting EDGAR on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing the filings of Canadian Imperial Bank of Commerce for the relevant date on the SEC website):

Product Supplement No. SB-1 dated March 20, 2006:

http://www.sec.gov/Archives/edgar/data/1045520/000110465906017949/a06-7283_1424b3.htm

Prospectus dated May 28, 2003, as supplemented by the Prospectus Supplement dated May 28, 2003:

http://www.sec.gov/Archives/edgar/data/1045520/000104746903020679/a2112534z424b2.htm

Alternately, you may obtain these documents without cost through CIBC, any agent or any dealer participating in this offering or by calling toll-free (800) 693-6332 or sending an email to merits@adcord.com.

Risk Factors

The terms of the Notes differ from those of conventional debt securities.

The terms of the Notes differ from those of conventional debt securities in that all or a portion of your return on your investment in the Notes will be based on the performance of the Stock Basket rather than a stated interest rate. Depending on the performance of the Stock Basket, the return on your investment in the Notes may be less than the amount you would have received on a conventional fixed or floating rate debt security.

Owning the Notes is not the same as owning the Stocks individually or conventional debt securities.

The return on your Notes will not reflect the return you would realize if you actually owned the Stocks, a security directly linked to the performance of the Stocks or conventional debt securities and held such investment for a similar period. In addition, you will not receive any dividends that may be paid on any of the Stock by the stock issuers nor will you have voting rights or any other rights that holders of the Stocks may have.

The Notes may not pay more than the principal amount at maturity.

It is possible that one or more of the Stocks may not increase over the relevant period, or, even if one or more of the Stocks does increase, that the Basket Return Payment will not exceed zero. If the Basket Return Payment does not exceed zero, the amount of the Basket Return Payment paid on the Maturity Date will be zero.

Changes in the trading prices of one or more of the Stocks may offset each other.

Price movements in the Stocks may not correlate with each other. Therefore, in calculating the Basket Return Payment, increases in the trading prices of one or more of the Stocks may be moderated, or wholly offset, by lesser increases or declines in the trading price of one or more of the other Stocks.

The market value of your Notes before maturity will depend on a number of factors, and may be substantially less than you had originally invested.

We believe that the value of the Notes will be affected by the supply of and demand for the Notes, the value of the Stocks on each Determination Date, market interest rates and a number of other factors. The key factors we believe will impact the market value of the Notes include, the value and volatility of the Stocks, interest rates, our credit rating and our financial condition and general economic conditions.

The Average Basket Value may be less than the Closing Basket Value on the final Determination Date of the Notes or may be less than the Closing Basket Value on any Determination Date during the term of the Notes.

Because the Average Basket Value will be calculated based on the Closing Basket Value on each Determination Date, the Closing Basket Value on the final Determination Date or at other times during the term of the Notes could be higher than the Average Basket Value. Calculating the Average Basket Value is not equivalent to using either the Closing Basket Value on the final Determination Date or the average daily Closing Basket Value over the entire period of measurement. Since each Determination Date is prior to the Maturity Date, you will not have exposure to the actual performance of each Stock over the term of the Notes.

There are risks associated with investments in securities indexed to the value of foreign equity securities.

Some of the Stocks are issued by companies in countries outside of the United States. Investments in securities indexed to the value of foreign equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention as well as political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.

Secondary trading may be limited.

The Notes will not be listed on any securities exchange. There may be little or no secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.

We are not affiliated with the stock issuers and have not investigated them.

We and our affiliates are not affiliated with any of the stock issuers and have not performed any due diligence investigation or review of any of them. We assume no responsibility for the adequacy of any information concerning these companies contained in this Terms and Highlights Summary No. 28.

There are potential conflicts of interest between you and the calculation agent.

We will initially serve as the calculation agent. We will, among other things, decide the amount, if any, of the return paid out to you on the Notes at maturity and determine the Valuation Stock Price for each Stock on each Determination Date.

Hedging and trading activity by us and our affiliates could potentially adversely affect the values of the Stocks and may impair the value of your Notes.

We or our affiliates expect to enter into hedging activities related to the Notes (and possibly to other instruments linked to the Stocks), including trading in the Stocks as well as in other instruments related to the Stocks. We expect to effect the hedge by, among other things, purchasing or selling one or more of the Stocks, and perhaps listed or over-the-counter options, futures or other instruments linked to one or more of the Stocks, at any time and from time to time.   In addition, our affiliates may engage in trading in one or more of the Stocks, or in instruments whose returns are linked to one or more of those Stocks, for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers. Any of these activities could adversely affect the trading price of the Stocks and, therefore, the value of your Notes.

The performances of the Stocks may not be fully protected from dilutive or reorganization events involving the issuers of those Stocks.

As calculation agent for the Notes, we will adjust the Initial Stock Price of a Stock for stock splits, stock dividends and similar events that that affect the issuer's capital structure, but only in the situations described in the related Product Supplement No. SB-1. The calculation agent is not required to make an adjustment for every corporate event that may affect the Stocks and these other events may adversely affect the market price of a Stock and, therefore, adversely affect the value of your Note.

We can postpone a determination of the Closing Basket Value on a Determination Date if a market disruption event with respect to one or more of the Stocks occurs on such date.

In our role as calculation agent, we may postpone any determination of one or more of the Valuation Stock Prices and Closing Stock Ratios and the Closing Basket Value if we determine that on the applicable Determination Date for a Stock, a market disruption event has occurred or is continuing with respect to such Stock. If such a postponement occurs, in our role as calculation agent, we will determine the Valuation Stock Price for such Stock on the first Trading Day after that date on which no market disruption event occurs or is continuing with respect to such Stock. In addition, if the determination of the Valuation Stock Price for one or more of the Stocks on the final Determination Date is postponed as a result of a market disruption event, the maturity of the Notes will be postponed until three business days after such last determination is made.

You will be required to pay taxes on your Notes each year.

For United States federal income tax purposes, the Notes are classified as debt instruments that provide for contingent interest. Under the rules applicable to debt instruments that provide for contingent interest, you generally will be required to include interest income each year you hold the Notes. Additionally, because the Notes will be classified as debt instruments that provide for contingent interest, you generally will be required to recognize ordinary income on the gain, if any, realized on a sale or other disposition, or upon maturity, of the Notes. See "U.S. Federal Income Tax Considerations" above, as well as the discussion under "Supplemental U.S. Federal Income Tax Consequences" in the related Product Supplement No. SB-1.

Notice Pursuant to I.R.S. Circular 230. This discussion is not intended or written by CIBC or by its counsel to be used, and cannot be used, by any person for the purpose of avoiding tax penalties that may be imposed under U.S. tax laws. This discussion is provided to support the promotion and marketing of the Notes by CIBC. Each taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax advisor concerning the potential tax consequences of an investment in Notes.



CIBC

MERITS®
CIBC Medium Term Equity Related Investment Securities

MERITS® #28

$
Canadian Imperial Bank of Commerce

Principal Protected Notes due October 28, 2010
(Based on the Value of a Basket of Eight Global Energy Stocks)



Terms and Highlights Summary



CIBC World Markets